[Translation]

Share Exchange Agreement

Toyota Motor Corporation (“Toyota”) and Toyota Auto Body Co., Ltd. (“TAB”) have entered into this Share Exchange Agreement (this “Agreement”) on July 13, 2011 (the “Execution Date”) as follows in order to implement Toyota’s global vision promptly and with certainty, and for the purpose of maximizing the Toyota group’s overall strength through growth of Toyota and TAB by expanding TAB’s role in overseas business and promoting TAB to an active role handling planning and development through to the production of vehicle types in which TAB specializes.

Article 1.    Share Exchange

Toyota and TAB shall conduct a share exchange through which Toyota will become the wholly owning parent company of TAB and TAB will become a wholly owned subsidiary of Toyota (the “Share Exchange”), and through which Toyota shall acquire all of the issued shares of TAB (except for the shares of TAB already held by Toyota; this same exception shall apply hereinafter).

Article 2.    Trade Names and Addresses of the Parties

The trade names and addresses of Toyota and TAB are as follows:

Toyota:	Trade Name:	Toyota Motor Corporation
	Address:	1 Toyota-cho, Toyota City, Aichi Prefecture

TAB:	Trade Name:	Toyota Auto Body Co., Ltd.
	Address:	100 Kanayama Ichiriyama-cho, Kariya-City, Aichi Prefecture

Article 3.    Shares to be Delivered upon the Share Exchange and Allotment thereof

1	Upon effectiveness of the Share Exchange, Toyota shall deliver to shareholders of TAB common stock (excluding Toyota; this same exclusion shall apply hereinafter), in exchange for TAB common stock, the number of Toyota common stock calculated by multiplying the total number of TAB common stock held by the holders of TAB common stock as of the time immediately preceding the Share Exchange (the “Reference Time”) by 0.45.

2	Upon effectiveness of the Share Exchange, Toyota shall allot to shareholders of TAB common stock as of the Reference Time, 0.45 Toyota common stock for each of TAB’s common stock held by such shareholders.

3	With respect to any fractional shares comprising less than one share of Toyota common stock that are required to be allotted and delivered under the preceding two Paragraphs, Toyota shall handle them in accordance with Article 234 of the Companies Act.

Article 4.    Amounts of Stated Capital and Reserves of Toyota

The increases in the amounts of the stated capital, capital reserves and retained earnings reserves of Toyota due to the Share Exchange are as follows:

(1)	Stated Capital:	JPY 0
(2)	Capital Reserves:	Minimum amount required to be increased pursuant to applicable laws and regulations.
(3)	Retained Earnings Reserves:	JPY 0

Article 5.    Effective Date

The date on which the Share Exchange takes effect (the “Effective Date”) shall be January 1, 2012; provided, however, that Toyota and TAB may change such date as necessary in accordance with the progress of the Share Exchange, upon mutual consultation.

Article 6.    Shareholders Meeting to Approve the Share Exchange Agreement

1	Pursuant to the provisions of Article 796, main clause of Paragraph 3 of the Companies Act, Toyota shall conduct the Share Exchange without obtaining the approval at a shareholders meeting stipulated in Article 795, Paragraph 1 of the Companies Act; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, approval of this Agreement at a shareholders meeting of Toyota becomes necessary, Toyota shall obtain the approval of this Agreement at a shareholders meeting no later than the day immediately preceding the Effective Date.

2	TAB shall obtain shareholder approval of this Agreement pursuant to Article 783, Paragraph 1 of the Companies Act at the extraordinary meeting of shareholders scheduled to be convened on November 22, 2011.

Article 7.    Duty of Care, Other

1	During the period commencing from the Execution Date until the Effective Date, each of Toyota and TAB shall conduct its business and manage its assets with the due care of a prudent manager, and Toyota and TAB shall consult with each other before either party takes any action that would materially affect such assets, or rights or obligations.

2	By resolution of the Board of Directors of TAB at a meeting of the Board of Directors to be held no later than the day immediately preceding the Effective Date, TAB shall cancel, by the Reference Time, all of its treasury shares held by TAB and those that will be held by TAB by the Reference Time (including the treasury shares to be acquired through the purchases related to any dissenting shareholders’ exercise of their appraisal rights pursuant to Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

3	TAB shall cancel all of its issued share acquisition rights no later than the Reference Time.

Article 8.    Modification and Termination of this Agreement

Toyota and TAB may, upon mutual consultation, modify or terminate this Agreement, if, during the period commencing from the Execution Date until the Effective Date, due to an act of god or other events, (i) a material change occurs to the assets or results of operations of Toyota or TAB, (ii) a material burden arises in the implementation of the Share Exchange or (iii) it otherwise becomes difficult to achieve the purpose of this Agreement.

Article 9.    Force and Effect of this Agreement

This Agreement shall cease to have any effect if (i) this Agreement is not approved at a shareholders meeting of Toyota no later than the day immediately preceding the Effective Date, if a shareholder holding the number of shares stipulated under Article 197 of the Ordinance of Enforcement of the Companies Act has submitted the notification pursuant to Article 796, Paragraph 4 of the Companies Act, (ii) this Agreement is not approved at a shareholders meeting of TAB no later than the day immediately preceding the Effective Date, (iii) any of the approvals from the relevant regulatory authorities that are required by the laws and regulations of Japan or any other jurisdiction are not obtained, including, but not limited to, failure to any filings submitted to the relevant regulatory authorities to take effect or (iv) this Agreement has been terminated pursuant to the preceding Article 8.

Article 10.    Matters for Consultation

In addition to the matters set forth in this Agreement, matters necessary with respect to the Share Exchange shall be determined by consultation between Toyota and TAB in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate, and upon signing hereof, each of Toyota and Toyota Auto Body retains one (1) original hereof.

July 13, 2011

Toyota:

1 Toyota-cho, Toyota City, Aichi Prefecture
Toyota Motor Corporation
Director and President
/s/ Akio Toyoda

TAB:

100 Kanayama Ichiriyama-cho, Kariya-City, Aichi Prefecture
Toyota Auto Body Co, Ltd.
Director and President
/s/ Takuji Amioka